SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 7)

ATLANTIC TELE-NETWORK, INC.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

04907910

(CUSIP Number)

December 31, 2008

(Date of Events Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04907910

1	Name of Reporting Person I.R.S. Identification Nos. of Above Persons (Entities Only) Cornelius B. Prior, Jr.

2	Check the Appropriate Box if a Member of the Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 4,481,580

	6	Shared Voting Power 0

	7	Sole Dispositive Power 4,481,500

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,481,580

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11	Percent of Class Represented by Amount in Row (9) 29.4%

12	Type of Reporting Person (See Instructions) IN

CUSIP No. 04907910

1	Name of Reporting Person I.R.S. Identification Nos. of Above Persons (Entities Only) Gertrude J. Prior

2	Check the Appropriate Box if a Member of the Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,511,750

	6	Shared Voting Power 0

	7	Sole Dispositive Power 1,511,750

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,511,750

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11	Percent of Class Represented by Amount in Row (9) 9.9%

12	Type of Reporting Person (See Instructions) IN

CUSIP No. 04907910

1	Name of Reporting Person I.R.S. Identification Nos. of Above Persons (Entities Only) Cornelius B. Prior, Jr. 2004 Grantor Retained Annuity Trust

2	Check the Appropriate Box if a Member of the Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,111,250

	6	Shared Voting Power 0

	7	Sole Dispositive Power 1,111,250

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,111,250

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11	Percent of Class Represented by Amount in Row (9) 7.3%

12	Type of Reporting Person (See Instructions) OO

CUSIP No. 04907910

Explanatory Note

In addition to reporting the ownership of the reporting persons as of December 31, 2008, this amendment No. 7 to the Schedule 13G previously filed with the SEC (the “Original Schedule”) adds Mrs. Gertrude J. Prior, in her individual capacity as a reporting person and reports the ownership of the reporting persons as of December 31, 2006 and December 31, 2007. While the ownership information for the reporting persons for these periods was reported in the issuer’s proxy statements and, in the case of Mr. Prior and Mrs. Prior, in the reporting person’s respective Section 16 reports, amendments to the Original Schedule were not filed to reflect this information.

Item 1.
(a)	Name of Issuer: Atlantic Tele-Network, Inc.
(b)	Address of Issuer’s Principal Executive Offices: 10 Derby Square Salem, MA 01970

Item 2.
(a)

Name of Person Filing:
Cornelius B. Prior, Jr.

Gertrude J. Prior

Cornelius B. Prior, Jr. 2004 Grantor Retained Annuity Trust (the “GRAT”)

Mr. Prior is filing this Schedule pursuant to Rule 13d-1(d). Mrs. Prior and the GRAT are each filing this Schedule pursuant to Rule 13d-1(c).  Mr. and Mrs. Prior are husband and wife. Mrs. Prior serves as the sole trustee for the GRAT.

(b)

Address of Principal Business Office, or if none, Residence:
Cornelius B. Prior, Jr.:

9719 Estate Thomas

St. Thomas, Virgin Islands 00802

Gertrude J. Prior:

9719 Estate Thomas

St. Thomas, Virgin Islands 00802

Cornelius B. Prior, Jr. 2004 Grantor Retained Annuity Trust

c/o Gertrude J. Prior:

9719 Estate Thomas

St. Thomas, Virgin Islands 00802

(c)	Citizenship: Cornelius B. Prior, Jr. -United States of America Gertrude J. Prior - United States of America
(d)	Title of Class of Securities: Common Stock, par value $.01 per share
(e)	CUSIP Number: 04907910

Item 3.	If this statement is filed pursuant to § 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act.
	(b)	☐	Bank as defined in section 3(a)(6) of the Act.
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.
	(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).
Not Applicable.
Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)      Amount beneficially owned:

As of December 31, 2008:

Cornelius B. Prior, Jr.:	4,481,580	*
Gertrude J. Prior:	1,511,750	**
Cornelius B. Prior, Jr. 2004 Grantor Retained Annuity Trust:	1,111,250	***

*                    Includes 4,435,033 shares held directly by Mr. Prior; 37,500 shares held by the Katherine D. Prior Revocable Trust, for which Mr. Prior serves as sole trustee; and 9,047 shares held by Tropical Aircraft Co., of which Mr. Prior is the sole shareholder and President.  This amount does not include 500 shares held by Gertrude J. Prior, Mr. Prior’s wife; 400,000 shares held by the Prior Family Foundation, a charitable trust for which Mrs. Prior serves as sole trustee; and 1,111,250 shares held by the Cornelius B. Prior, Jr. 2004 Grantor Retained Annuity Trust (the “GRAT”), for which Mrs.

Prior serves as sole trustee.  Mr. Prior disclaims beneficial ownership of the shares held by Mrs. Prior, the Prior Family Foundation and the GRAT.

**             Includes 500 shares held directly by Mrs. Prior; 1,111,250 shares held by the Cornelius B. Prior, Jr. 2004 GRAT for which Mrs. Prior serves as sole trustee; and 400,000 shares held by the Prior Family Foundation, a charitable trust for which Mrs. Prior serves as sole trustee.  This amount does not include 4,435,033 shares held by Cornelius B. Prior, Jr., Mrs. Prior’s husband; 37,500 shares held by the Katherine D. Prior Revocable Trust, for which Mr. Prior serves as sole trustee; and 9,047 shares held by Tropical Aircraft Co., of which Mr. Prior is the sole shareholder and President.  Mrs. Prior disclaims beneficial ownership of the shares held by Mr. Prior, the Katherine D. Prior Revocable Trust and Tropical Aircraft Co.

***      Gertrude J. Prior serves as sole trustee.

As of December 31, 2007:

Cornelius B. Prior, Jr.:	4,486,773	*
Gertrude J. Prior:	1,511,750	**
Cornelius B. Prior, Jr. 2004 Grantor Retained Annuity Trust:	1,111,250	***

*                    Includes 4,440,226 shares held directly by Mr. Prior; 37,500 shares held by the Katherine D. Prior Revocable Trust, for which Mr. Prior serves as sole trustee; and 9,047 shares held by Tropical Aircraft Co., of which Mr. Prior is the sole shareholder and President.  This amount does not include 500 shares held by Gertrude J. Prior, Mr. Prior’s wife; 400,000 shares held by the Prior Family Foundation, a charitable trust for which Mrs. Prior serves as sole trustee; and 1,111,250 shares held by the Cornelius B. Prior, Jr. 2004 Grantor Retained Annuity Trust (the “GRAT”), for which Mrs. Prior serves as sole trustee.  Mr. Prior disclaims beneficial ownership of the shares held by Mrs. Prior, the Prior Family Foundation and the GRAT.

**             Includes 500 shares held directly by Mrs. Prior; 1,111,250 shares held by the Cornelius B. Prior, Jr. 2004 GRAT for which Mrs. Prior serves as sole trustee; and 400,000 shares held by the Prior Family Foundation, a charitable trust for which Mrs. Prior serves as sole trustee.  This amount does not include 4,440,226 shares held by Cornelius B. Prior, Jr., Mrs. Prior’s husband; 37,500 shares held by the Katherine D. Prior Revocable Trust, for which Mr. Prior serves as sole trustee; and 9,047 shares held by Tropical Aircraft Co., of which Mr. Prior is the sole shareholder and President.  Mrs. Prior disclaims beneficial ownership of the shares held by Mr. Prior, the Katherine D. Prior Revocable Trust and Tropical Aircraft Co.

***      Gertrude J. Prior serves as sole trustee.

As of December 31, 2006:

Cornelius B. Prior, Jr.:	4,475,337	*
Gertrude J. Prior:	1,511,750	**
Cornelius B. Prior, Jr. 2004 Grantor Retained Annuity Trust:	1,111,250	***

*                    Includes 4,428,790 shares held directly by Mr. Prior; 37,500 shares held by the Katherine D. Prior Revocable Trust, for which Mr. Prior serves as sole trustee; and 9,047 shares held by Tropical Aircraft Co., of which Mr. Prior is the sole shareholder and President.  This amount does not include 500 shares held by Gertrude J. Prior, Mr. Prior’s wife; 400,000 shares held by Prior Family Foundation, a charitable trust for which Mrs. Prior serves as sole trustee; and 1,111,250 shares held by the Cornelius B. Prior, Jr. 2004 Grantor Retained Annuity Trust (the “GRAT”), for which Mrs. Prior serves as sole trustee.  Mr. Prior disclaims beneficial ownership of the shares held by Mrs. Prior and the GRAT.

**             Includes 500 shares held directly by Mrs. Prior and 1,111,250 shares held by the Cornelius B. Prior, Jr. 2004 GRAT for which Mrs. Prior serves as sole trustee ; and 400,000 shares held by the Prior Family Foundation, a charitable trust for which Mrs. Prior serves as sole trustee.  This amount does not include 4,428,790 shares held by Cornelius B. Prior, Jr., Mrs. Prior’s husband; 37,500 shares held by the Katherine D. Prior Revocable Trust, for which Mr. Prior serves as sole trustee; and 9,047 shares held by Tropical Aircraft Co., of which Mr. Prior is the sole shareholder and President.  Mrs. Prior disclaims beneficial ownership of the shares held by Mr. Prior, the Katherine D. Prior Revocable Trust and Tropical Aircraft Co.

***      Gertrude J. Prior serves as sole trustee.

(b)                       Percent of class:

As of December 31, 2008:

Cornelius B. Prior, Jr.:	29.4%
Gertrude J. Prior:	9.9%
Cornelius B. Prior, Jr. 2004 Grantor Retained Annuity Trust:	7.3%

As of December 31, 2007:

Cornelius B. Prior, Jr.:	29.5%
Gertrude J. Prior:	9.9%
Cornelius B. Prior, Jr. 2004 Grantor Retained Annuity Trust:	7.3%

As of December 31, 2006:

Cornelius B. Prior, Jr.:	29.6%
Gertrude J. Prior:	10.0%
Cornelius B. Prior, Jr. 2004 Grantor Retained Annuity Trust:	7.3%

(c)                      Number of shares as to which such person has:

(i)                                     Sole power to vote or direct the vote

As of December 31, 2008:

Cornelius B. Prior, Jr.:	4,481,580
Gertrude J. Prior:	1,511,750
Cornelius B. Prior, Jr. 2004 Grantor Retained Annuity Trust:	1,111,250

As of December 31, 2007:

Cornelius B. Prior, Jr.:	4,486,773
Gertrude J. Prior:	1,511,750
Cornelius B. Prior, Jr. 2004 Grantor Retained Annuity Trust:	1,111,250

As of December 31, 2006:

Cornelius B. Prior, Jr.:	4,475,337
Gertrude J. Prior:	1,511,750
Cornelius B. Prior, Jr. 2004 Grantor Retained Annuity Trust:	1,111,250

(ii)                                  Shared power to vote or to direct the vote

As of December 31, 2008:

Cornelius B. Prior, Jr.:	0
Gertrude J. Prior	0
Cornelius B. Prior, Jr. 2004 Grantor Retained Annuity Trust:	0

As of December 31, 2007:

Cornelius B. Prior, Jr.:	0
Gertrude J. Prior	0
Cornelius B. Prior, Jr. 2004 Grantor Retained Annuity Trust:	0

As of December 31, 2006:

Cornelius B. Prior, Jr.:	0
Gertrude J. Prior	0
Cornelius B. Prior, Jr. 2004 Grantor Retained Annuity Trust:	0

(iii)                               Sole power to dispose or to direct the disposition of

As of December 31, 2008:

Cornelius B. Prior, Jr.:	4,481,580
Gertrude J. Prior	1,511,750
Cornelius B. Prior, Jr. 2004 Grantor Retained Annuity Trust:	1,111,250

As of December 31, 2007:

Cornelius B. Prior, Jr.:	4,486,773
Gertrude J. Prior	1,511,750
Cornelius B. Prior, Jr. 2004 Grantor Retained Annuity Trust:	1,111,250

As of December 31, 2006:

Cornelius B. Prior, Jr.:	4,475,337
Gertrude J. Prior	1,511,750
Cornelius B. Prior, Jr. 2004 Grantor Retained Annuity Trust:	1,111,250

(iv)                              Shared power to dispose or to direct the disposition of

As of December 31, 2008:

Cornelius B. Prior, Jr.:	0
Gertrude J. Prior	0
Cornelius B. Prior, Jr. 2004 Grantor Retained Annuity Trust:	0

As of December 31, 2007:

Cornelius B. Prior, Jr.:	0
Gertrude J. Prior	0
Cornelius B. Prior, Jr. 2004 Grantor Retained Annuity Trust:	0

As of December 31, 2006:

Cornelius B. Prior, Jr.:	0
Gertrude J. Prior	0
Cornelius B. Prior, Jr. 2004 Grantor Retained Annuity Trust:	0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 13, 2009

By:	/s/ Cornelius B. Prior, Jr.
Cornelius B. Prior, Jr.

By:	/s/ Gertrude J. Prior
Gertrude J. Prior

CORNELIUS B. PRIOR, JR. 2004 GRANTOR RETAINED ANNUITY TRUST

By:	/s/ Gertrude J. Prior
Gertrude J. Prior, Trustee

Exhibit Index

Exhibit Number	Exhibit
99.1	Joint Filing Agreement dated February 13, 2009 by and between Cornelius B. Prior, Jr., Gertrude J. Prior and the Cornelius B. Prior, Jr. 2004 Grantor Retained Annuity Trust.